UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         INDUSTRIAL IMAGING CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   45616N-10-0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 26, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7

                                                               Page 1 of 6 Pages

CUSIP No.45616N-10-0
________________________________________________________________________________
1.       Names of Reporting Persons.                      Imprimis Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)

________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [X]
________________________________________________________________________________
3.       SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions)                                   WC

________________________________________________________________________________
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]

________________________________________________________________________________
6.       Citizenship or Place of Organization                           Delaware

________________________________________________________________________________
  Number of Shares       7. Sole Voting Power                                  0
  Beneficially           _______________________________________________________
  Owned by Each          8. Shared Voting Power (see Item 5 below)             0
  Reporting              _______________________________________________________
  Person With            9. Sole Dispositive Power                             0
                         _______________________________________________________
                         10.Shared Dispositive Power (see Item 5 below)        0

________________________________________________________________________________
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                        0

________________________________________________________________________________
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

________________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11)                    0


________________________________________________________________________________
14.      Type of Reporting Person (See Instructions)                          OO

________________________________________________________________________________
                                                               Page 2 of 6 Pages

CUSIP No.45616N-10-0
________________________________________________________________________________
1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)

________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [X]
________________________________________________________________________________
3.       SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions)                                   AF

________________________________________________________________________________
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]

________________________________________________________________________________
6.       Citizenship or Place of Organization                      United States

________________________________________________________________________________
  Number of Shares       7. Sole Voting Power                                  0
  Beneficially           _______________________________________________________
  Owned by Each          8. Shared Voting Power (see Item 5 below)             0
  Reporting              _______________________________________________________
  Person With            9. Sole Dispositive Power                             0
                         _______________________________________________________
                         10.Shared Dispositive Power (see Item 5 below)        0

________________________________________________________________________________
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                        0

________________________________________________________________________________
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

________________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11)                    0


________________________________________________________________________________
14.      Type of Reporting Person (See Instructions)                          IN

________________________________________________________________________________
                                                               Page 3 of 6 Pages

CUSIP No.45616N-10-0
________________________________________________________________________________
1.       Names of Reporting Persons.                      Wexford Management LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)

________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [X]
________________________________________________________________________________
3.       SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions)                                   AF

________________________________________________________________________________
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]

________________________________________________________________________________
6.       Citizenship or Place of Organization                        Connecticut

________________________________________________________________________________
  Number of Shares       7. Sole Voting Power                                  0
  Beneficially           _______________________________________________________
  Owned by Each          8. Shared Voting Power (see Item 5 below)             0
  Reporting              _______________________________________________________
  Person With            9. Sole Dispositive Power                             0
                         _______________________________________________________
                         10.Shared Dispositive Power (see Item 5 below)        0

________________________________________________________________________________
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                        0

________________________________________________________________________________
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

________________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11)                    0


________________________________________________________________________________
14.      Type of Reporting Person (See Instructions)                          OO

________________________________________________________________________________
                                                               Page 4 of 6 Pages

CUSIP No.45616N-10-0
________________________________________________________________________________
1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)

________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [X]
________________________________________________________________________________
3.       SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions)                                   AF

________________________________________________________________________________
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]

________________________________________________________________________________
6.       Citizenship or Place of Organization                      United States

________________________________________________________________________________
  Number of Shares       7. Sole Voting Power                                  0
  Beneficially           _______________________________________________________
  Owned by Each          8. Shared Voting Power (see Item 5 below)             0
  Reporting              _______________________________________________________
  Person With            9. Sole Dispositive Power                             0
                         _______________________________________________________
                         10.Shared Dispositive Power (see Item 5 below)        0

________________________________________________________________________________
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                        0

________________________________________________________________________________
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

________________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11)                    0

________________________________________________________________________________
14.      Type of Reporting Person (See Instructions)                          IN

________________________________________________________________________________
                                                               Page 5 of 6 Pages

         This  Amendment  No. 1 to Schedule  13D modifies  and  supplements  the
Schedule 13D filed on December 16, 1997 with respect to the common stock, $0.01 par value per share (the "Common Stock"), of INDUSTRIAL IMAGING CORPORATION, a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, such Schedule 13D, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Stock and Warrant Purchase Agreement between the Company, Imprimis SB, L.P. ("Imprimis SB"), Imprimis Investors LLC ("Imprimis"), Wexford Spectrum Investors LLC ("WSI" and together with Imprimis SB and Imprimis, the "Wexford Affiliates") and Charles M. Leighton (the
"Buyer"), on October 26, 1999, the Wexford Affiliates sold to the Buyer 3,000,000 shares of the Common Stock and Warrants to purchase 2,000,000 additional shares of Common Stock owned of record by the Wexford Affiliates for an aggregate purchase price of $95,000. As a result of the foregoing, the Reporting Persons no longer beneficially own any shares of Common Stock or rights to acquire any shares of Common Stock.

                                    * * * * *



                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 1999

                    IMPRIMIS INVESTORS LLC

                         BY: /S/ ARTHUR H. AMRON
                             -------------------
                         Name:    Arthur H. Amron
                         Title:   Vice President

                    WEXFORD MANAGEMENT LLC

                         BY: /S/ ARTHUR H. AMRON
                             -------------------
                         Name:    Arthur H. Amron
                         Title:   Senior Vice President

                    /S/ CHARLES E. DAVIDSON
                    -----------------------
                    Charles E. Davidson

                    /S/ JOSEPH M. JACOBS
                    -----------------------
                    Joseph M. Jacobs

                                                               Page 6 of 6 Pages